UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67771

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2019___ AND ENDING ___12/31/2019___
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capital City Securities, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3789 Attucks Drive
  (No. and Street)

Powell   OH   43065
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Todd E. Crawford   (614) 485-3108
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HHH CPA Group, LLC
                  (Name – if individual, state last, first, middle name)

1250 Old Henderson Road   Columbus   OH   43220
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✔] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ Todd Crawford _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital City Securities, LLC _____ , as of _____ December 31 _____, 20 19____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MAY MICHELLE CLAYTOR
Notary Public, State of Ohio
Fairfield County
My Commission Expires
10/12/2022

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL CITY SECURITIES, LLC
FINANCIAL STAEMENTS
DECEMBER 31, 2019 AND 2018



Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Capital City Securities, LLC
Powell, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Capital City Securities, LLC (an Ohio limited liability corporation) as of December 31, 2019 and 2018, and the related statements of operations, changes in member's equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital City Securities, LLC as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital City Securities, LLC's management. Our responsibility is to express an opinion on Capital City Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital City Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

HHH CPA Group LLC

1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Supplemental Information

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, schedule of Aggregate Indebtedness and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 has been subjected to audit procedures performed in conjunction with the audit of Capital City Securities, LLC's financial statements. The supplemental information is the responsibility of Capital City Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, schedule of Aggregate Indebtedness and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 are fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as Capital City Securities, LLC"s auditor since 2011.
Columbus, Ohio
March 2, 2020

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2019 AND 2018

ASSETS		2019		2018
Cash	$	5,372	$	19,051
Restricted cash and equivalents		50,000		50,000
Total cash		55,372		69,051
Fees receivable		50,936		40,331
Receivable from broker-dealers and clearing organization		29,365		18,511
Accounts receivable - related party		18,822		21,152
Accounts receivable - other		-		-
Other assets		11,512		12,535
Total current assets		166,007		161,580
Long-term assets		-		-
	$	166,007	$	161,580
LIABILITIES AND MEMBERS' EQUITY				
Accounts payable	$	44,714	$	54,960
Commissions payable		70,999		43,240
Other liabilities		-		3,057
Total current liabilities		115,713		101,257
Long-term liabilities		-		-
Total liabilities		115,713		101,257
Members' equity:				
Contributed capital		205,000		205,000
Retained earnings		(154,706)		(144,677)
Total members' equity		50,294		60,323
	$	166,007	$	161,580

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Revenues:		
Commissions	$ 654,876	$ 948,259
Other income	70,416	56,114
Total revenues	725,292	1,004,373
Expenses:		
Commissions	409,173	492,895
Clearing house charges	100,059	178,562
Professional fees	84,874	105,563
Insurance	30,613	27,471
Licenses, dues and subscriptions	32,007	14,080
Wages	-	3,097
Office rent	7,249	8,119
Computer support	-	94
Travel and entertainment	99	1,618
Other	8,019	4,908
Total expenses	672,093	836,407
Net income	$ 53,199	$ 167,966

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Cash flows from operating activities:		
Net income	$ 53,199	$ 167,966
Adjustments to reconcile net income to net cash		
provided by operating activities:		
(Increase) decrease in:		
Fees receivable	(10,605)	435
Receivable from broker-dealers and clearing organization	(10,854)	10,166
Accounts receivable - related party	2,330	(5,875)
Accounts receivable - other	-	40,119
Other assets	1,023	(2,821)
Increase (decrease) in:		
Accounts payable	(10,246)	(658)
Commissions payable	27,759	(24,336)
Other liabilities	(3,057)	2,170
Total adjustments	(3,650)	19,200
Net cash provided by operating activities	49,549	187,166
Cash flows from investing activities	-	-
Cash flows from financing activities:		
Distributions	(63,228)	171,266
Net cash used in operating activities	(63,228)	(171,266)
Net increase (decrease) in cash	(13,679)	15,900
Cash and restricted cash at beginning of period	19,051	3,151
Cash and restricted cash at end of period	$ 5,372	$ 19,051
Supplemental disclosures:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Contributed Capital:		
Balance at beginning of year	$ 205,000	$ 205,000
Contributions		
Balance at end of year	205,000	205,000
Retained Earnings:		
Balance at beginning of year	(144,677)	(141,377)
Net income	53,199	167,966
Distributions	(63,228)	(171,266)
Balance at end of year	(154,706)	(144,677)
Total members' equity	$ 50,294	$ 60,323

CAPITAL CITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 1 - Summary of Significant Accounting Policies

A. Organization

Capital City Securities, LLC (the Company) was formed as a limited liability company in the State of Ohio in August 2006. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division since May 29, 2008; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company operates pursuant to Exchange Act Rule 15c3-3(k)(2)(ii), clearing transactions on a fully disclosed basis through its clearing firm, RBC Capital Markets Corporation ("RBC"), and on an application-way basis with registered investment companies, insurance and annuity providers, and other product offerings. Customer accounts held directly at a product issuer for which the Company is listed as the broker-dealer of record. The Company does not hold customer funds or safeguard customer securities.

As of December 31, 2019, the Company is licensed in 22 states, including Alaska, Arizona, California, Colorado, Florida, Hawaii, Illinois, Indiana, Iowa, Kentucky, Massachusetts, Michigan, Maryland, New York, North Carolina, New Jersey, Ohio, Pennsylvania, South Carolina, Texas, Nevada and Virginia.

B. Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash and Restricted Cash Equivalents

The Company maintains cash balances at one bank, one money market account and on deposit with FINRA. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2019. For purposes of the statement of cash flows, the Company considers all cash in checking accounts, money market accounts and held at FINRA to be cash equivalents. Restricted cash equivalents represent amounts on deposit at financial institutions that are legally restricted due to contract terms with RBC. Included in the statements of financial condition is a restricted cash deposit for margin requirements at RBC in the amount of $50,000.

(Continued)

Note 1- Summary of Significant Accounting Policies-

D.   Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades and monies owed it from licensed securities representatives for charges incurred at the firm. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

E.   Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were $258 and $681 in 2019 and 2018, respectively. Advertising is included in other expenses.

F.   Securities Transactions and Revenue Recognition

Securities transactions, commissions and related clearing expenses are reported on a trade date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of income. The Company's activities are transacted on either a cash or margin basis. Margin transactions are subject to various regulatory and internal margin requirements and are collateralized by cash and securities in the Company's accounts.

Commission expense is also recorded on a trade-date basis as security transactions occur.

G.   Receivables

Accounts receivable – related party are stated at the amount billed. Registered representative affiliation fees, commission charge backs and other costs that are the responsibility of registered representatives are offset against amounts owed to registered representatives for their commission payables. If the balance of the debits owed to the Company exceed the amount owed to the registered representative, the net balance owed to the Company is recorded as a receivable. The receivable from broker-dealers and clearing organization is the net amount owed from RBC to the Company for dealer activity. The receivable is recorded net of any related liabilities to the clearing firm on the accompanying statement of financial condition.
Management individually reviews all receivable balances that exceed 30 days from the invoice date and based on an assessment of various factors, estimates the portion, if any, of the balance that will not be collected. In the opinion of management, all receivables are considered collectible and no allowance was necessary at December 31, 2019 and 2018.

(Continued)

H.   Government and Other Regulations

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note 3],

Note 2 — Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3—3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker—dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3—3.

Note 3 — Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3—1, the Company is required to maintain net capital of not less than the greater of 6.67% of total aggregate indebtedness liabilities, exclusive of subordinated debt, for the year ended December 31, 2019, $7,714, or $5,000. At December 31, 2019 the Company's net capital as defined by SEC Rule 15c3—1 was $12,246 in excess of the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3—1 requires that the Company maintain a ratio of aggregate indebtness, as defined, to capital, of not more than 15 to 1. At December 31, 2019 the ratio was 5.79 to 1.

Note 4 — Related Party Transactions

Capital City Securities, LLC is one of four subsidiaries of the parent company Capital City Partners, Inc. (CCP). Certain expenses are incurred by CCP, which then bills the four subsidiaries based on direct consumption. The expenses relating to these transactions are wages, insurance, rent, utilities, and office expenses. These services accounted for $13,613 and $16,122 for 2019 and 2018, respectively in expenses during the year.

During the year, CCP also received $ 63,228 in distributions.

(Continued)

Note 5 — Income Taxes

The Company is recognized as a "pass—through entity" under the Internal Revenue Code and pays no federal and state taxes. The parent company is taxed individually on the Company's taxable income.

The Company recognizes and disclosures uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. As of and during the year ended December 31, 2019, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2016.

Note 6 — Pending Litigation

The Company has no pending litigation.

Note 7 - Recent Accounting Pronouncement

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, as a new Accounting Standards Codification Topic 606 ("ASC Topic 606"), which will supersede nearly all existing revenue recognition guidance under GAAP. The core principal of the new accounting guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the Consideration to which the entity expects to be entitled in exchange for those goods or services.

The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract, where applicable. The standard is effective for us for annual periods beginning January 1, 2018. We adopted ASC Topic 606 as of January 1, 2018. An assessment to determine the impacts of the new accounting standard has been performed. Based on our assessment, the adoption of ASC Topic 606 did not have a material impact on our financial statements.

Other accounting standards that have been issued or proposed by the FASB. or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

Note 8 - Subsequent Events

Management has reviewed all events subsequent to December 31, 2019, up to the date of audit report (March 2, 2020) and has not encountered any subsequent events that affect the current financial statements or that require additional disclosure.

SUPPLEMENTARY INFORMATION

CAPITAL CITY SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2019

Schedule I

Computation of Net Capital Under Rule 15c31
of the Securities and Exchange Commission

NET CAPITAL

Total members' equity		$ 50,294
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		50,294
Non-allowable assets:		
Accounts receivable – related party	$ 18,822	
Other assets	11,512	30,334
Net capital before haircuts on securities positions		19,960
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities	-	-
Total net capital		$ 19,960
6 2/3% of Aggregate Indebtedness	7,714	
Minimum Net Capital Requirement – Greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $115,713	7,714	
Excess Net Capital	12,246	
Net capital less the greater of 120% of the Minimum Net Capital Requirement ($6,000) or 10% of Aggregate Indebtedness ($13,885)		$ 6,075

Schedule II

Schedule of Aggregate Indebtedness

Computation of aggregate indebtedness:
Accounts Payable	$ 44,714	
Commissions Payable		70,999
Total allowable liabilities from Balance Sheet	$115,713	
Ratio of aggregate indebtedness to net capital		5.79 to 1

Schedule III

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$ 30,453
Audit adjustments		
Receivables from brokers or dealers	(2.000)	
Accounts payable		8,494
Equity		(4,314)
Adjustments to net operations		(12,673)
Total audit adjustments		(10,493)
Net capital per audited financial statements		$ 19,960

CAPITAL CITY SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2019

Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission

In accordance with the exemptive provision of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from computation of a reserve requirement and the information relation to the possession or control requirements.

SEC Rule 15c3-3 Exemption Report

Board of Directors
Capital City Securities, LLC

Capital City Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5 – "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)((2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, 2019, without exception.

Capital City Securities, LLC

I, Todd Crawford swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Todd Crawford
President

March 2, 2020



Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Capital City Securities, LLC
Powell, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which (1) Capital City Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital City Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Capital City Securities, LLC stated that Capital City Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Capital City Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital City Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 2, 2020



Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
of Capital City Securities, LLC
Powell, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Capital City Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Capital City Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Capital City Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

HHH CPA Group LLC

1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Capital City Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Capital City Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 2, 2020



SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1883*******************MIXED AADC 220
67771   FINRA   DEC
CAPITAL CITY SECURITIES LLC
3789 ATTUCKS DR
POWELL, OH 43065-6080

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _____

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_____)

   _____
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____

   G. **PAYMENT:** √ the box
       Check mailed to P.O. Box ☐   Funds Wired ☐   ACH ☐
       Total (must be same as F above) $ _____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of_____, 20____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _____

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____   _____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii)   _____

Total deductions   _____

2d. SIPC Net Operating Revenues $ _____

2e. General Assessment @ .0015 $ _____
(to page 1, line 2.A.)

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